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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott Ledgerwood + Co

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 MAIN STREET
(No. and Street)

KLAMATH FALLS (City) OREGON (State) 97601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

222 SW COLUMBIA STREET, SUITE 400 (Address) PORTLAND (City) OREGON (State) 97201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN R LEDGERWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT-LEDGERWOOD & COMPANY, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
MARY L. HASTINGS
NOTARY PUBLIC-OREGON
COMMISSION NO. 335709
MY COMMISSION EXPIRES JUN. 18, 2004

Signature

Vice President

Title

Mary L Hastings

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOTT-LEDGERWOOD & COMPANY

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Elliott-Ledgerwood & Company

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
January 16, 2004

ASSETS

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 322,456	$ 237,011
Commissions receivable:		
Clearing brokers	90,854	43,430
Insurance premiums	-	2,365
Other	14,294	21,966
Tax refund receivable from Parent	-	70,000
NASD stock	3,300	3,300
Deferred tax asset	3,000	1,400
Equipment, net of accumulated depreciation	7,516	2,747
Deposits:		
Clearing organization, restricted	50,178	5,000
Other deposits	7,288	-
Cash surrender value of life insurance	42,608	41,284
TOTAL ASSETS	$ 541,494	$ 428,503

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 12,612	$ 4,214
Accrued payroll	40,793	235,863
Income taxes payable	52,802	-
Total liabilities	106,207	240,077
COMMITMENTS (Note 6)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 and 5,000 shares issued and outstanding at December 31, 2003 and 2002, respectively	74,975	25,000
Retained earnings	360,312	163,426
Total stockholder's equity	435,287	188,426
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 541,494	$ 428,503

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
STATEMENTS OF INCOME

	Years Ended December 31, 2003	Years Ended December 31, 2002
INCOME		
Securities commissions	$ 814,853	$ 473,759
Mutual fund commissions	297,589	327,188
Trust department income	126,212	129,626
Investment advisory fees	74,822	71,217
Annuities commissions	31,847	26,642
Interest	3,842	4,074
Insurance commissions	281	294
Other income	27,465	2,000
Total income	1,376,911	1,034,800
EXPENSES		
Employee compensation	732,434	767,539
Communications, dues, quotes, and subscriptions	72,927	58,759
Parent commissions and service fees	68,325	121,964
Occupancy and equipment costs	55,154	58,042
Regulatory fees and expenses	11,091	8,760
Advertising and promotional costs	4,401	4,304
Other operating expenses	114,490	49,103
Total expenses	1,058,822	1,068,471
INCOME (LOSS) BEFORE INCOME TAX (EXPENSE) BENEFIT	318,089	(33,671)
INCOME TAX (EXPENSE) BENEFIT	(121,203)	70,000
NET INCOME	$ 196,886	$ 36,329

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2001	$ 25,000	$ 127,097	$ 152,097
Net income	-	36,329	36,329
BALANCE, December 31, 2002	25,000	163,426	188,426
Issuance of 1,292 shares	49,975	-	49,975
Net income	-	196,886	196,886
BALANCE, December 31, 2003	$ 74,975	$ 360,312	$ 435,287

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2003	Years Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 196,886	$ 36,329
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense	1,099	892
Change in cash due to changes in certain assets and liabilities:		
Cash deposits at clearing firm	(45,178)	-
Cash surrender value of life insurance	(1,324)	59,082
Receivable – clearing brokers	(47,424)	32,355
Receivable – insurance premiums	2,365	1,669
Receivable – other	7,672	(21,966)
Tax refund receivable from Parent	70,000	(70,000)
Deferred tax asset	(1,600)	-
Other assets	(7,288)	-
Accounts payable	8,398	(6,693)
Accrued payroll	(195,070)	189,182
Income taxes payable	52,802	-
Net cash from operating activities	41,338	220,850
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(5,868)	(362)
Net cash from investing activities	(5,868)	(362)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	49,975	-
Net cash from financing activities	49,975	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	85,445	220,488
CASH AND CASH EQUIVALENTS, beginning of year	237,011	16,523
CASH AND CASH EQUIVALENTS, end of year	$ 322,456	$ 237,011

See accompanying notes.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company (the Company) is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage services to southern Oregon and northern California. The Company is a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). On January 1, 2001, the Company's sole stockholder exchanged all of his stock for shares of the Parent. The acquisition of the stock by the Parent (a C Corporation) resulted in the automatic termination of S Corporation status of the Company. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities and Exchange Dealers (NASD).

Basis of presentation – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. Use of the settlement-date basis rather than the trade-date basis does not have a material effect on these financial statements. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of related expenses.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

NASD stock – The Company, as a member of the NASD, was eligible to obtain a stock subscription for 300 shares of common stock prior to it being offered to the public in an initial public offering. Because a ready market does not yet exist for this stock and it has no quoted market value, the Company's investment is carried at cost.

Equipment and depreciation – Prior to January 2001, the Company leased a building and all equipment from a related party. Beginning January 1, 2001, the Company continued leasing the building and equipment from the related party while new acquisitions of equipment are recorded at cost when acquired by the Company. Depreciation is provided using the straight-line method over estimated useful lives of five years. Depreciation expense for 2003 and 2002 was $1,099 and $892, respectively. Maintenance and repair costs are charged to operations when incurred.

Compensated absences – The Company has an unwritten policy for vacation time covering all full-time support staff. Time accumulates on the anniversary date of hire of each employee and must be used by his/her next anniversary date. No time carries over past the next anniversary date. Support staff are paid for any unused time upon termination. Compensated absences are accrued at the rate of one week for each year of service, two weeks after two years, three weeks after five years, and four weeks after eight years. Management has elected not to accrue unpaid compensated absences since the amounts are insignificant. It is the Company's policy to recognize these costs when they are actually paid. There is no provision for sick time.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis after securities transactions have occurred.

Investment advisory income – Investment advisory fees are recorded monthly when earned.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Off-balance-sheet risk – The Company occasionally carries balances on deposit at South Valley Bank & Trust, a related party, which are in excess of the amount insured by the FDIC.

Advertising – Advertising costs are charged to operations when incurred. Advertising expenses were $4,401and $4,304 for 2003 and 2002, respectively.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $403,075, which was $353,075 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.26 to 1 at December 31, 2003. At December 31, 2002, the Company had net capital of $96,030, which was $46,030 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.50 to 1 at December 31, 2002.

NOTE 3 – RESERVE REQUIREMENT

During the years ended December 31, 2003 and 2002, the Company was in compliance with the exemptive provisions of subparagraph (k)(2)(b) of the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3).

NOTE 4 – EQUIPMENT

Equipment consists of the following:

	2003	2002
Equipment	$ 10,326	$ 4,458
Accumulated depreciation	(2,810)	(1,711)
Equipment, net of accumulated depreciation	$ 7,516	$ 2,747

NOTE 5 – CASH SURRENDER VALUE OF LIFE INSURANCE

The Company maintains life insurance policies on certain officers and employees. The Company receives the cash surrender value if the policies are terminated, and upon the death of the insured, receives all death benefits. During 2002, the Company received benefit proceeds of $200,000 upon the death of one executive. This amount has been recorded as a reduction to employee compensation expense for the year ended December 31, 2002. The face amount of the policies was $200,000 and $400,000 as of December 31, 2003 and 2002, respectively. Insurance premiums paid were $3,666 during 2002. There were no insurance premiums paid in 2003.

NOTE 6 - COMMITMENTS

The Company leases office space and equipment from a partnership which is partially owned by the president of the Company. Rent of the facility is $3,800 per month over the lease term which expires in July 2004, with one renewal option of five years. At December 31, 2003, the future minimum rental payments are anticipated to be $26,600 in 2004.

Lease expense under the operating lease totaled $45,600 for the years ended December 31, 2003 and 2002.

The Company also leases quote machines through a month-to-month lease. The lease costs are based on the number of users and include connection charges, communication link charges, and other related charges. The lease expense for these machines was $57,837 and $42,445 in 2003 and 2002, respectively.

NOTE 7 - RELATED-PARTY TRANSACTIONS

In the normal course of business the Company provides services to related parties. These related parties included the Trust Department of South Valley Bank & Trust. Commission revenue earned by the Company for the years ended December 31, 2003 and 2002, was $126,212 and $18,817, respectively, and the commission receivable amounts due as of December 31, 2003 and 2002, was $11,108 and $513, respectively.

NOTE 8 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes was $10 for the year ended December 31, 2002. No cash was paid for income taxes in 2003.

NOTE 9 – INCOME TAX (EXPENSE) BENEFIT

Income tax (expense) benefit consists of:

	2003	2002
Current (expense) benefit:		
Federal	$ (98,552)	$ 53,570
State	(21,051)	16,430
	(119,603)	70,000
Deferred expense:		
Federal	(1,600)	-
State	-	-
	(1,600)	-
Income tax (expense) benefit	$ (121,203)	$ 70,000

The Company's deferred tax asset of $3,000 relates to timing differences between book and tax accounting for the deduction of certain compensation expenses. Management believes the deferred tax asset will be realized in the normal course of operations and, accordingly, management has not reduced the deferred tax asset by a valuation allowance.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	2003	2002
Federal income tax (expense) benefit at statutory rate	$ (108,070)	$ 11,450
State income tax (expense) benefit, net of federal tax expense	(13,801)	7,600
Increase in cash surender value of life insurance, net of premiums	-	50,950
Other	668	-
	$ (121,203)	$ 70,000